EXHIBIT B

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1.	Reporting Issuer:

Metallica Resources Inc. 36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

June 10, 2005

Item 3.	Press Release

The press release attached as Attachment “A” was released on CCN Matthews in Canada and on Business Wire in the United States on June 10, 2005 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. reports that it has received notice that a temporary occupancy agreement (TOA) for its Cerro San Pedro project has been signed by the Mexican Federal Mining Bureau and legally registered. Mexican law recognizes mining as a preferred use of the land and as a result provides a mechanism to acquire control of land for the purposes of developing and operating mines. In this case it is land for community use or ejido land. With receipt of the TOA, MSX will now have federally mandated secure land tenure in terms of accessing its mineral rights for the life of the mine.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.	Reliance on Section 75(3) of the Act

not applicable

Item 7.	Omitted Information

not applicable

Item 8.	Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall Metallica Resources Inc. c/o Metallica Management Inc. 12200 East Briarwood Avenue, Suite 165 Centennial, Colorado 80112

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of June 10, 2005.

“Richard J. Hall” Richard J. Hall President & Chief Executive Officer

ATTACHMENT “A”	Press Release No. 05-07

METALLICA RESOURCES RESOLVES LAND USE ISSUE AT CERRO SAN PEDRO PROJECT

Toronto, Ontario — June 10, 2005 — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that its wholly owned Mexican subsidiary, Minera San Xavier, S.A.de C.V. (MSX), has received notice that a temporary occupancy agreement (TOA) has been signed by the Federal Mining Bureau and legally registered. Mexican law recognizes mining as a preferred use of the land and as a result provides a mechanism to acquire control of land for the purposes of developing and operating mines. In this case it is land for community use or ejido land. Despite an earlier ordered nullification of the long standing agreement that MSX had with the ejido of Cerro San Pedro for use of the land to access its mineral rights, the courts have never denied MSX legal access to the ground.

With receipt of the TOA, MSX will now have federally mandated secure land tenure in terms of accessing its mineral rights for the life of the mine.

The receipt of the temporary occupancy agreement, an important milestone for the project, is a long and involved process which includes soliciting comments from all affected parties and land owners in the area; detailed surveys and land evaluations; and paying restitution to the land owners in the form of annual payments. In this particular case, it also involved overcoming a number of legal challenges put forth by opponents of the project.

MSX continues to work with various state and federal agencies to secure the blasting permit for 2005 in order to commence the construction of the haul road and other components of the operation. The 2004 explosives permit was issued in October 2004. All blasting permits in Mexico expire at the end of each calendar year. Full construction will commence following successful resolution of the legal challenges to MSX’s mining permit.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.9 million shares outstanding and approximately US$40 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.